UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 10, 2020

Commission File Number: 001-15092

______________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 10, 2020, regarding the signing of a long-term loan package.

Istanbul, August 10, 2020

Announcement Regarding the Signing of a Long-Term Loan Package

Our company signed a loan package of EUR500 million with China Development Bank (“CDB”) which can be utilized in both EUR and Renminbi (“RMB”) terms for financing Turkcell Group’s infrastructure investments in the next three years. The respective loan has a maturity of 8 years and a grace period of 3 years. The loan will be repaid in the proceeding 5 years after the 3-year grace period (availability period) in accordance with the following repayment schedule. The annual interest rate is Euribor+2.29% for the EUR denominated portion and fixed 5.15% for the RMB denominated portion.

Installment	Date	Principal Repayment Ratio
1	10.10.2023	1.25%
2	10.04.2024	1.25%
3	10.10.2024	2.50%
4	10.04.2025	2.50%
5	10.10.2025	10.00%
6	10.04.2026	10.00%
7	10.10.2026	10.00%
8	10.04.2027	15.00%
9	10.10.2027	15.00%
10	10.04.2028	15.00%
11	7.08.2028	17.50%

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 10, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 10, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer